UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  February, 2005

Commission File Number  000-29546

                              Adastra Minerals Inc.
                          ----------------------------
                 (Translation of registrant's name into English)

         St. George's House, 15 Hanover Square, London, England W1S 1HS
        -----------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

ADASTRA MINERALS INC. (formerly AMERICA MINERAL FIELDS INC.)
MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the Audited Consolidated Financial Statements of the Adastra Minerals Inc. (the "Company") for the years ended October 31, 2004, 2003, and 2002 and related notes (the "Consolidated Financial Statements") prepared in accordance with Canadian generally accepted accounting principles. The discussion is based on events that have occurred up to January 14, 2005. Except as otherwise noted, all dollar amounts contained in this discussion and analysis and the Consolidated Financial Statements are stated in United States dollars. Additional information relating to the Company, including the Company's Annual Information Form ("AIF"), is available on SEDAR at www.sedar.com.

Board of Directors and Management's Responsibility

The Consolidated Financial Statements, and all information in this annual report, are the responsibility of management and have been approved by the Board of Directors.

The Board of Directors is responsible for reviewing and approving financial information contained in the annual report, including management's discussion and analysis, and overseeing management's responsibilities for the presentation and preparation of the financial information, maintenance of appropriate internal controls, management and control of major risk areas, and assessment of significant and related party transactions.

The Board of Directors carries out its responsibility for the Consolidated Financial Statements in this annual report principally through its Audit Committee, whose members are all unrelated directors. The Audit Committee reviews the Company's Consolidated Financial Statements and other information in the annual report, and recommends their approval by the Board of Directors.

Financial information presented elsewhere in the annual report is consistent with the audited Consolidated Financial Statements.

Results of Operations - Year Ended October 31, 2004 Compared to Year Ended October 31, 2003

The Company incurred a net loss for the year ended October 31, 2004 of $4,210,173, or $0.06 per share, compared to a net loss of $3,538,579, or $0.10 per share, in 2003.

Stock-based compensation expense of $3,004,106 in 2004 (2003 - $1,870,310) accounted for the majority of the loss during the year. The expense resulted from the fair value of the granting of stock options during the year, as well as the vesting of options that were granted in fiscal 2003 or earlier. The fair value of these options was, in each case, expensed in accordance with the new standards of the Canadian Institute of Chartered Accountants ("CICA New Standards"), which were adopted during fiscal 2003. The CICA New Standards require that the fair value of all options granted or modified be expensed during the period in which they vest.

Administration expenses in 2004 of $5,095,351 increased from $3,732,468 in 2003, due mainly to the stock-based compensation expense noted above. Eliminating the stock-based compensation amount noted above, administration expenses in 2004 totalled $2,091,245, compared to $1,862,158 in 2003, after the elimination of stock-based compensation for that year. Increases were noted in investor relations, office and administration, regulatory authorities filing fees, and salaries and wages. These increases were partly offset by decreases in professional fees and travel and accommodation expenses. Future administrative expenses are likely to increase as the Company's projects progress and the Company grows.

Investor relations costs in 2004 increased to $326,860, from $196,929 in 2003. The Company has devoted more resources to investor relations in 2004 as its flagship Kolwezi project progresses towards major milestones and as the Company's institutional shareholder base expands. The increase is also partly due to the recording of a full year of consultancy costs for an external investor relations firm that was engaged in late fiscal 2003. In addition, the Company underwent a rebranding which included the changing of the Company name and the redesign of its external website. Investor relations costs are expected to continue to increase reflecting the expanded shareholder base and preparations for the further financing that is expected for construction of the Kolwezi Project.

Office and administration costs in 2004 increased to $372,510 from $321,650 in 2003. The increase was mainly the result of higher insurance and rent costs. Insurance premiums have continued to rise as the Company increases in size, while the rise in rent costs is due mainly to weakening of the US dollar against the pound sterling. Office rent and many of the Company's other office and administration costs are incurred in pounds sterling, and so the weakening of the US dollar versus the pound increased the reported US dollar amounts. The Company's functional currency is the US dollar. It also maintains bank accounts in Canadian dollars and pounds sterling as it incurs expenditures in such currencies on an on-going basis. As at the end of its 2004 financial year, the Company's reported US$16.3 million cash balance was comprised of balances of approximately US$7.1 million, CDN$5.2 million, and (pound)2.7 million. At that date, the exchange rates were approximately CDN$1.2190 = US$1.00 = (pound)0.5426. Were the US dollar at that date to have been 10% lower against both the Canadian dollar and the pound sterling (i.e. the exchange rates to have been CDN$1.1082 = US$1.00 = (pound)0.4933) then the Company's reported year end cash figure in US dollars would have been US$17.2 million.

Professional fees in 2004 decreased to $290,033, from $372,336 in 2003. This primarily reflected a decrease in accounting costs. In financial year 2003, the Company decided both to expense the 2002 audit fees and to accrue for the 2003 audit fees, thus resulting in effectively a double expense in fiscal 2003. The 2004 balance reflects only the accrual for the costs of the current (2004) year's audit. The decrease is also due to the 2003 amount having included the one-off costs for a financial model that was constructed for the Company.

Regulatory authorities filing fees in 2004 increased to $134,339, from $15,600 in 2003. This is due mainly to the costs of the Nomad agreement and other on-going AIM costs that came into effect when the Company's shares were admitted for trading on AIM. This occurred in late September 2003; and as such, only a small portion of these costs were incurred during 2003, compared to a full year charge in 2004. TSX costs also increased, reflecting the Company's higher market capitalization.

Salaries and wages costs in 2004 increased to $910,012, from $887,739 in 2003. During 2004, acting on the Remuneration Committee's recommendations, the Board awarded bonuses to, and revised the salaries of, a number of senior employees of the Company. There were no bonus awards in 2003. In addition, UK based Head Office staff are all now paid in pounds sterling and, as already mentioned, the US dollar weakened against the pound in 2004, thereby increasing the expense amounts reported in US dollars.

Travel and accommodation costs in 2004 decreased to $22,582, from $33,530 in 2003, consistent with a decrease in the number of non-project related trips compared to the previous year.

Much higher average cash balances during most of the year resulted in an increase in interest income to $364,569 in 2004, compared with $20,672 in 2003. Interest income is expected to be lower in financial year 2005 as cash balances are expected to fall throughout the year, reflecting anticipated expenditures.

Mineral property evaluation costs in 2004 decreased to $906, from $4,021 in 2003, due to further reductions in such activity as the Company continues to focus its efforts on progressing its existing projects.

The Company's main priorities are its current projects in the Democratic Republic of Congo ("DRC") and Angola, but the Company will continue to evaluate new mineral property acquisition opportunities as they arise.

The Company recorded a foreign exchange gain in 2004 of $521,515, compared to a foreign exchange gain of $171,863 in 2003. The increase in the foreign exchange gain is consistent with the decline in the US dollar against both the pound sterling and Canadian dollar. The Company completed a prospectus offering at the end of September 2003, a private placement in January 2004, and warrants and options were exercised at various times during the year. The proceeds from these were received and, in part, held in Canadian dollars and pounds sterling, both of which currencies increased in value in relation to the US dollar in the latter part of the 2003 financial year and over the 2004 financial year. Owing to the large sums of money involved, this caused large foreign exchange gains.

Results of Operations - Year Ended October 31, 2003 Compared to Year Ended October 31, 2002

The Company incurred a net loss for the year ended October 31, 2003 of $3,538,579, or $0.10 per share, compared to a net loss of $3,533,074, or $0.11 per share, in 2002.

Stock-based compensation expense of $1,870,310 in 2003 accounted for the majority of the loss during the year. There was no such expense recorded in 2002. The expense resulted from the Company adopting the new standards of the CICA New Standards and from the amendment to the Company's Stock Option Plan permitting the cashless exercise of stock options. Most of the stock-based compensation expense resulted from the latter, as the CICA New Standards require all outstanding options at the date of modification to be valued as if granted at that date.

The Company did not incur any write-down of mineral properties in 2003. In 2002, the Company incurred a write-down of mineral properties of $1,824,127. This related to the Solwezi property in Zambia, whose carrying value was reduced to $1 in accordance with Canadian generally accepted accounting principles due to a lack of activity, although the Company continued to maintain its interest in the property.

Administration expenses in 2003 of $3,732,468 increased from $1,690,525 in 2002, due mainly to the stock-based compensation expense noted above. Eliminating the stock-based compensation amount noted above, administration expenses in 2003 totalled $1,862,158. Increases were noted in investor relations, office and administration, professional fees and salaries and wages. These increases were partly offset by decreases in amortization and in travel and accommodation expenses.

Investor relations costs increased in 2003 to $196,929, from $115,669 in 2002. The increase was partly due to engaging external investor relations consultancy support from July 2002 onwards, whereas much of the workload involved was performed internally by the Company during the early part of the 2002 financial year. In addition, the Company devoted considerably more resources to investor relations in 2003 in preparation for raising finance.

Office and administration costs increased in 2003 to $321,650, from $284,909 in 2002. The increase was mainly the result of higher recruitment costs, and of higher service charges as the lease on the Head Office neared its expiry date. Furthermore, much of the Company's office and administration costs are incurred in pounds sterling, and so the weakening of the US dollar versus the pound increased the reported US dollar amounts. The Company's functional currency is US dollars. It also maintains bank accounts in CDN dollars and pounds sterling as it incurs expenditures in such currencies on an on-going basis. As at the end of its 2003 financial year, the Company's reported US$19.27 million cash balance was comprised of balances of approximately US$14.95 million, CDN$2.15 million and (pound)1.58 million. At that date the exchange rates were approximately; CDN$1.3158 = US$1.00 = (pound)0.5897. Were the US dollar at that date to have been 10% lower against both the CDN dollar and the pound sterling (i.e. the exchange rate to have been CDN$1.1962 = US$1.00 = (pound)0.5361) then the Company's reported year end cash figure in US dollars would have been US$19.70 million rather than $19.27 million.

Professional fees increased in 2003 to $372,336, from $306,560 in 2002. This primarily reflected the Company's decision to accrue for audit costs in respect of the current year rather than expense them as incurred, thus resulting in effectively a double expense in the 2003 result.

Salaries and wages costs increased in 2003 to $887,739, from $814,114 in 2002, due partly to the weaker US dollar, as a number of the staff are paid in pounds sterling, partly to extra days consulting work required during the fundraisings, and due to the filling of a previously vacant head office position.

Travel and accommodation costs decreased in 2003 to $33,530, from $106,681 in 2002, due to a decrease in the number of non-project related trips compared to the previous year.

Amortization decreased to $17,065 in 2003, from $31,550 in 2002, due to much of the Company's equipment having already been fully depreciated.

Lower average cash balances, and lower interest rates prevailing during the year compared to 2002, resulted in a decrease in interest income in 2003 to $20,672, from $27,380 in 2002. The Company ended financial year 2003 with a greatly increased cash balance in comparison with 12 months previously.

Mineral property evaluation costs decreased in 2003 to $4,021, from $45,151 in 2002, due to reductions in such activity as the Company focused its efforts on progressing its existing projects, on its equity financings, and on the AIM listing.

The Company recorded a foreign exchange gain in 2003 of $171,863, compared to a foreign exchange loss of $25,498 in 2002. The foreign exchange gain during 2003 is mainly the result of gains realized on the proceeds from the prospectus offering that occurred at the end of September 2003. The money was received and, in part, held in pounds sterling and Canadian dollars, both of which currencies increased in value in relation to the US dollar subsequent to the prospectus being finalised. Owing to the large sums of money involved, this caused a large foreign exchange gain.

Mineral Property Projects

As at October 31, 2004, amounts capitalized in respect of mineral properties increased to $12,129,625, from $2,483,404 at October 31, 2003, as a result of exploration and development costs incurred during the year. Capitalized mineral property evaluation cost increased to $4,397,126 at October 31, 2004, from $4,331,137 at October 31, 2003, reflecting net costs incurred in relation to the Company's Kipushi Project.

Kolwezi Project, DRC

During fiscal 1998, the Company entered into a Joint Venture Agreement (the "Agreement") with Anglo American Corp. of South Africa Limited ("AAC") to develop the Kolwezi Project (the "Project") in the DRC. The vehicle for the Project is Congo Mineral Developments Limited ("CMD") (incorporated in the British Virgin Islands), which was initially owned equally by AAC and the Company.

Under the terms of the Agreement, AAC funded the joint venture by the payment of $8,000,000 in exchange for shares in CMD and funded an additional $8,000,000 on behalf of the Company to reflect funds already expended on the Project by the Company. This initial funding of $16,000,000 was to be used to pay administrative costs, the costs of a bankable feasibility study, and all ancillary expenditures for the Project. Subsequently, $2,000,000 of these funds were loaned by CMD to each of the Company and AAC.

Effective May 31, 2002, the Company acquired the remaining 50% share interest in CMD that it did not already own. AAC was paid cash equal to 50% of the net working capital of CMD ($1,609,168) and the Company assumed AAC's $2,000,000 debt owed to CMD. The loan receivable and loan payable between the Company and CMD now fully eliminate on consolidation.

Up to May 31, 2002, the Company accounted for its 50% interest in CMD under the proportionate consolidation method. The acquisition of the remaining 50% interest has been accounting for using the purchase method, with 100% of the results of CMD's operations included in the consolidated financial statements from May 31, 2002.

In February 2003, the Company agreed a framework for the International Finance Corporation ("IFC") and the Industrial Development Corporation of South Africa Limited ("IDC") to participate in the Kolwezi Project. Under the framework agreement, each of IFC and IDC has an option to acquire from the Company up to 10% of the Project on a farm-in basis. The price of the farm-in will be related to the accumulated expenditures of the Company and its affiliates up to the time of the exercise of the option. If one of the IFC or IDC does not exercise its option in full, the other will have a right of first refusal over the balance of that option.

Since October 1998, CMD has signed and/or initialled various agreements with La Generale des Carrieres et des Mines ("Gecamines") and/or the Government of the Democratic Republic of Congo ("GDRC"), governing the terms of the Project. In March 2004, CMD, the GDRC, and Gecamines signed a Contract of Association ("CoA") governing the Project and the ownership and management of Kingamyambo Musonoi Tailings S.A.R.L. ("KMT"), the company incorporated earlier that month in the Democratic Republic of Congo to own the mining title to the tailings and develop the Project.

The CoA recognizes the framework agreement entered into by the Company in February 2003 for the IFC and the IDC to participate in the Project. Subsequent to year end, in November 2004, the IDC informed the Company that, subject to certain conditions, including receiving exchange control permissions from the South African Reserve Bank, it would be exercising in full its option to acquire 10% of the Kolwezi Project.

CMD owns 82.5% of KMT (which will reduce to 72.5% if the IDC completes the exercise of its option as mentioned above, and would reduce to 62.5% if, in addition, the IFC also exercises its option in full), and Gecamines and GDRC own 12.5% and 5.0% respectively. Under the CoA, KMT is to pay Gecamines a total of $15,000,000 as consideration for the Tailings Exploitation Rights ("TER"). Of this amount, $5,000,000 was paid following the transfer to KMT of the TER on May 27, 2004, and $10,000,000 will be paid following the completion of all financing arrangements for the Project. The $15,000,000 is to be provided to KMT by CMD and/or the IDC and/or the IFC (or other participating parties), based on their pro rata ownership of the Project excluding Gecamines' and GDRC's shareholdings. Under the CoA, during each year from the start of production until senior debt and subordinated loans have been fully reimbursed, Gecamines is to receive an annual dividend of the greater of its pro rata dividend entitlement and 2.5% of free cash flow (as defined). Thereafter, Gecamines will be entitled to its pro rata annual dividend entitlement plus, if applicable, an additional dividend reflecting 10% of the excess above $10.00 (adjusted for inflation) of the average price per pound realized for cobalt sold in that year.

CMD and the participating parties are to complete technical and commercial studies of feasibility, carry out an environmental impact study, draw up an environmental management plan, and obtain commitments for financing the Project by November 27, 2007 (a time period of three years and six months from the transfer date of the TER).

Much of the necessary feasibility study work has been completed. In particular, the resource is clearly established, as too is the process flowsheet, following a substantial and fully integrated pilot plant programme. An Environmental Audit and Scoping Study has also been completed, and constitutes the first stage of an Environmental and Social Impact Assessment ("ESIA"). The Company has awarded a contract for the second stage of the ESIA to SRK Consulting of South Africa, has awarded the contract for the Definitive Feasibility Study to a joint venture of Murray & Roberts and GRD Minproc, has appointed Rothschild as financial adviser on the Project, and has signed a Memorandum of Understanding with Umicore relating to cobalt off-take, marketing and technology, and plant commissioning. Costs to develop the Project to commercial production are expected to be in the range of $300 - 350 million, which the Company anticipates financing by way of a combination of project debt and equity interests and/or the issuance of debt and equity interests of the Company.

The costs to complete the feasibility study and the ESIA will be funded from the IDC's payments in relation to its acquisition of a 10% interest in the Kolwezi project (if the approvals mentioned above are obtained and the option accordingly exercised) and/or the Company's existing resources. Further funding will, as mentioned, need to be raised if a decision is made to proceed with construction and commercial production.

Kipushi Project, DRC

During the year ended October 31, 1996, the Company entered into a two year exclusive framework agreement (the "Gecamines Agreement") with Gecamines relating to the rehabilitation of the Kipushi zinc and copper mine in the southern region of the Democratic Republic of Congo (the "Kipushi Project"). During the year ended October 31, 1998, Gecamines confirmed that, because of delays in the research of the definition of the mining and metallurgical treatment phase of the project, the Company would not be required to complete the feasibility studies until up to 12 months after the completion of the definition phase. This starting date has not yet occurred.

As part of the Gecamines Agreement, the Company has agreed to prepare, at its expense, feasibility studies covering the rehabilitation and resumption of production at the Kipushi mine, various options for processing the zinc-copper ore, and an examination of the viability of the re-treatment of existing tailings. The Gecamines Agreement gives the Company the exclusive right to examine the Kipushi mine, to enter into joint ventures for ore processing and tailings processing, and to make suitable arrangements for the resumption of production. The Gecamines Agreement does not give the Company any interests in the Kipushi Project. The Company will only acquire interests in the Kipushi Project if satisfactory results are obtained from the feasibility studies and if satisfactory agreements can be negotiated with Gecamines and the GDRC. The agreement also specifies that the Company and Gecamines will collaborate on exploration and development over the area of certain Gecamines concessions.

On July 17,  2000,  the Company  entered into an option  agreement  (the "Option
Agreement") with the Zinc Corporation of South Africa Limited, since renamed Kumba Base Metals Limited ("Kumba"). Pursuant to the Option Agreement, Kumba had an option to elect to earn up to a 50% interest in the Kipushi Project. During the year ended October 31, 2001, following the performance of due diligence, Kumba exercised its option to participate in the Kipushi Project. On execution of the option, Kumba deposited the option fee of $100,000 into a joint venture account to meet expenditures incurred in negotiating commercial agreements between the Company, Kumba and Gecamines.

On January 30, 2002, the Company signed, and in November 2004 amended, a joint venture agreement with Kumba whereby Kumba can earn up to 50% of the Company's interest in the Kipushi Project by incurring $3,500,000 of expenditures on the Project, including the conducting of feasibility studies. Kumba is not obliged to continue with the feasibility studies until commercial agreements for the rehabilitation and resumption of the Kipushi mine have been entered into between the Company, Kumba and Gecamines, security of tenure is achieved via an agreement with Gecamines, and governmental approval is received. During 2003, Kumba deposited a further $100,000 into the joint venture account to meet expenditures incurred towards achieving such an agreement. Kumba will be required to fund the $3,500,000 of expenditures (less already recognized expenditure by Kumba of $300,000) over a 28 month period commencing with the completion of these items, which must be no later than March 31, 2005, otherwise the joint venture agreement will terminate.

In financial year 2003, the Company and Gecamines agreed that priority should be given to finalising the Kolwezi Contract of Association. Following the execution of the Kolwezi CoA in March 2004, negotiations on the proposed revisions to the Gecamines Agreement were planned to recommence. Meetings were, however, postponed until after the end of financial year 2004, pending Gecamines' detailed review of, and response to, the proposals previously submitted by the Company.

Angola Licences

During the year ended October 31, 2001, the Government of Angola awarded two licences to Endiama E.P. ("Endiama"), the Angola state mining company, for properties to be explored and developed with the Company's wholly owned subsidiary, IDAS Resources N.V. ("IDAS"), a Netherlands Antilles company. These properties are a prospecting licence, which covers approximately 2,690 km(2) in the Cuango River floodplain, and an adjacent exploitation licence ("Camutue"), which covers approximately 246 km(2). Both licences are in the Provinces of Luanda-Norte and Malange, Angola.

During the year ended October 31, 2002, IDAS entered into a Heads of Agreement with Endiama and Twins Ltd. ("Twins"), a company representing private sector Angolan interests. The Heads of Agreement governed the ownership, the structure and the other obligations of these parties in the joint venture to be formed to exercise the rights of exploration and exploitation of the two licences in Angola. These included the formation of a new company ("Luminas") to exercise these rights, in which IDAS was to own 51% of the share capital for the period of time that any loans to Luminas by IDAS remained outstanding. Endiama was to own 38% and Twins 11% of Luminas' share capital. The financing of the project was to be undertaken by IDAS. Once the loans had been repaid in full, IDAS was to own 49%, Endiama 38% and Twins 13%. IDAS also verbally agreed, and subsequently completed formal drafting of, arrangements with Twins to ensure IDAS' continued voting control of Luminas. The Heads of Agreement, and a subsequent agreement entered into by the parties, set out the repayment terms of the loans from cash flows, and called for a minimum investment of $1,500,000 by IDAS for each of the two licences. IDAS was to pay 10% of its dividends to Endiama during the first eighteen months of production. The board of directors of Luminas was to comprise five members, three of whom were to be nominated by IDAS. However, IDAS found it impossible to progress matters further with Endiama, and in September 2004 Endiama made it clear that it had repudiated its contractual obligations. Consequently, the Company announced that it would be seeking legal redress. Filing of the suit in the USA has, however, been temporarily postponed pending the outcome of representations at senior government levels.

IDAS is obliged to pay a net profits interest equal to 20% of the profits, to a maximum of $56,000,000, resulting from IDAS' share of income from operations of the Angola mineral properties. Profits means the actual and distributable proceeds received by IDAS from the properties, and will be calculated based on international generally accepted accounting principles.

Solwezi Property, Zambia

The Company held a prospecting licence, covering approximately 950 km(2), in the Solwezi District in the Republic of Zambia, adjacent to the border of the DRC near the Kipushi mine. A drilling and exploration programme carried out in fiscal 2000 concluded that, although economic grades were not encountered, the mineralization intersected was similar to the Kipushi deposit and could indicate deeper mineralization.

The licence was renewed for a period of two years commencing on January 29, 2002. As the Company had not incurred any significant expenditures on the property since early in its 2000 financial year, it wrote down the property to $1 during the year ended October 31, 2002, in accordance with Canadian generally accepted accounting principles. The licence expired on January 28, 2004, and the Company has applied to extend the licence in respect of approximately 441 km(2). As at the date of this report, the Company has not been advised of the outcome of this application.

Liquidity and Capital Resources

As at October 31, 2004, the Company had cash and cash equivalents of $16,264,314, compared to $19,267,489 at October 31, 2003, and had working capital of $15,113,846, compared to $18,629,220 at October 31, 2003.

The decreases in cash and cash equivalents and in working capital at October 31, 2004, resulted from the operating activities and the investments made in the Company's mineral property projects discussed above (the "Mineral Property Projects"). These decreases were partly offset by the proceeds received during the year from a private placement and from the exercise of a number of share options and warrants.

The private placement was of 3,500,000 common shares at a price of CDN$1.60 per share, for net proceeds of $4,192,635. Proceeds totalling $3,034,438 were received on the exercise of the share options and warrants during the year. The net proceeds of the private placement and share option and warrant exercises will be used to fund the continued development of the Company's Central African projects, and for general working capital.

Total assets at October 31, 2004 were  $33,278,894  (2003 - $26,396,636;  2002 -
$7,179,570). The increase in total assets over this time period is due mainly to significant capital raised through the issuance of common shares.

No cash dividends have been declared in each of the three most recently completed financial years.

Tabular Disclosure of Contractual Obligations

The Company is committed to payments under a number of operating leases for various office premises and other accommodation through to March 2008. The following table lists, as of October 31, 2004, information with respect to the Company's known contractual obligations.

                                                      Payments due by period

Contractual Obligations                   Total       Less than 1 year  1 - 3 years     3 - 5 years    More than 5 years

Long-Term Debt Obligations                Nil            Nil            Nil             Nil            Nil
Capital (Finance) Lease Obligations       Nil            Nil            Nil             Nil            Nil
Operating Lease Obligations               $ 419,000      $ 163,000      $ 256,000       Nil            Nil
Purchase Obligations                      Nil            Nil            Nil             Nil            Nil
Other Long-Term Liabilities Reflected
  on the Company's Balance Sheet under
  the GAAP of the primary financial
  statements                              Nil            Nil            Nil             Nil            Nil

  Total                                   $ 419,000      $ 163,000      $ 256,000       Nil            Nil


In addition to the above, CMD and any other participating parties in the Kolwezi Project are committed (once all financing arrangements for the project to proceed with construction have been completed, and based on their pro rata ownership of the Kolwezi Project (excluding Gecamines and the GDRC)), to pay to Gecamines the $10,000,000 balance of the consideration for the TER. (The initial $5,000,000 was paid during the financial year ended October 31, 2004, following the transfer of the TER to KMT).

The Company has not accrued debts, aggregating approximately $246,000, claimed by certain former shareholders of IDAS, a subsidiary of the Company acquired in 1998, as the Company has not been able to verify the debts. There remain 13,078 common shares of the Company held in escrow for the same reason.

Critical Accounting Estimates

The  Company  follows  the  practice  of  capitalizing   all  costs  related  to
acquisition, exploration and development of mineral properties and mineral property projects until such time as mineral properties are put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If the mineral properties or projects are abandoned, the related capitalized costs are expensed. On an ongoing basis, the Company evaluates each property and project on results to date to determine the nature of exploration, assessment, and development work that is warranted in the future. If there is little prospect of future work on a property or project being carried out within a three year period from completion of previous activities, the deferred costs related to that property or project are written down to the estimated amount recoverable, unless there is persuasive evidence that an impairment allowance is not required.

The Company reviews its mineral properties and mineral property evaluation costs for impairment based on results to date and when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Canadian GAAP requires the Company to make certain judgments, assumptions and estimates in identifying such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets. Impairments are recognized when the book values exceed management's estimate of the net recoverable amount associated with the affected assets. The values shown on the balance sheet for mineral properties and mineral property evaluation costs represent the Company's assumption that the amounts are recoverable. Owing to the numerous variables associated with the Company's judgments and assumptions, the precision and accuracy of estimates of related impairment charges are subject to significant uncertainties, and may change significantly as additional information becomes known. At present, there are no events known to management that are believed to affect the Company's current assessment that are not reflected in the assessment.

Effective November 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations are applied prospectively. On September 16, 2003, the Company's stock option plan was amended to allow the cashless exercise of options. The Company, using the fair value method, now expenses all stock-based payments granted after November 1, 2002, and has expensed, as stock-based payments, all options granted before that date that remain outstanding, as if such options had been newly granted on September 16, 2003. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable, and are amortized over the vesting period. Under the fair value method and option pricing model used to determine fair value, estimates are made as to the volatility of the Company's shares and expected life of the options. Such estimates affect the fair value determined by the option pricing model.

The amounts that the Company records for future income tax assets and liabilities are based on various judgments, assumptions, and estimates. These include the tax rates and laws that will apply when the temporary differences reverse, and the likelihood that the Company will generate sufficient taxable income to utilize non-capital loss carry-forwards prior to their expiration. Owing to the numerous variables associated with such judgments, assumptions and estimates, and the effects of changes in circumstances on these valuations, the precision and reliability of the resulting estimates are subject to substantial uncertainties and may change significantly as additional information becomes known. At present, there are no events known to management that are believed to affect the Company's current assessment that are not reflected in the assessment.

Outstanding Share Data

The Company has authorized an unlimited number of common shares without par value. Issued and outstanding shares as at October 31, 2004 were 70,735,925 (2003 - 62,044,820) for a value of $67,069,511 (2003 - $59,293,827). The Company also has a total of 1,679,656 (2003 - 9,758,436) share purchase warrants outstanding at October 31, 2004, with an exercise price of CDN$0.75, expiring in February 2008. A total of 1,175,758 (2003 - 8,769,734) share purchase warrants were vested as at October 31, 2004. In addition, as at October 31, 2004, the Company has 6,126,000 (2003 - 2,931,000) share options outstanding with a weighted average exercise price of CDN$1.46 (2003 - CDN$0.85) and a weighted average remaining life of 3.80 years (2003 - 2.32 years). As at October 31, 2004, 3,961,000 (2003 - 2,718,000) options were vested with a weighted average exercise price of CDN$1.30 (2003 - CDN$1.02).

Related Party Transactions

During the year ended October 31, 2004, the Company paid or accrued an aggregate of $160,206 (2003 - $90,621, 2002 - $99,958) for legal services to law firms in which a director of the Company was a partner during the year. In addition, the Company has paid $3,000 (2003 - nil; 2002 - nil) for consulting services to a non-executive director and has accrued $5,000 (2003 - nil, 2002 - nil) for consulting services to a company in which a director has an interest.

During the year ended October 31, 2001, the Company agreed to sell the Santo Inacio property to a significant shareholder. The sale of the Santo Inacio property completed during the year ended October 31, 2002, as described in the notes to the Consolidated Financial Statements.

Financial Instruments

The carrying amounts of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their fair values because of the short term to maturity of those instruments.

Trend Information

The  Company  is  a  natural   resource  company  engaged  in  the  acquisition,
exploration and development of precious stones and precious and base metal mineral properties. The Company is in the process of exploring and evaluating its mineral properties and projects and has not yet determined whether its properties and projects contain ore reserves that are economically recoverable. Consequently, there is no production, sales, or inventory in the conventional sense. The Company's financial success will be dependent upon the extent to which it can discover mineralization and the economic viability of developing such properties. Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. The sales value of any mineralization discovered by the Company is largely dependent upon factors beyond the Company's control, such as the market value of the metals or precious stones produced.

The Company is not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect upon the Company's net sales or revenues, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

General Risk Factors

The Company is exposed to a number of general risks that could affect its assets and liabilities, financial position, and future prospects. Some risks are substantially outside the control of the Company. These include:

     o    changes in the general economic outlook, including:
          >> adverse changes in the prices of cobalt, copper, zinc or diamonds, or in exchange rates, which may reduce the economic viability of the Company's projects;
          >> adverse changes in governmental regulations, including those relating to prices, taxes, royalties, land tenure and use, the environment, the remissibility of foreign currency, and the importing and exporting of minerals; and.
          >> weakness of the equity and share markets in Canada, the United Kingdom, or globally;
     o the failure of counterparties to meet their obligations under sales contracts or joint venture agreements; and
     o civil unrest and armed conflicts, such as those that have previously occurred in the DRC and Angola.

Exploration and Development Risk Factors

Mineral exploration and development involves a high degree of risk, and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company's exploration and development activities will result in the establishing of commercial bodies of ore or minerals. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration and subsequent evaluation programs, which may be affected by a number of factors, including those that follow.

o The Angolan and Zambian resource properties in which the Company has an interest are in the exploration stages only, and are without a known body of commercial ore or minerals. Endiama has repudiated its obligations under the agreements with the Company regarding its Angolan interests. The Company has yet to hear the outcome of its application regarding renewal of the licence in Zambia.
o The development of the Company's resource properties will only follow upon obtaining satisfactory results of property assessments. These assessments are based upon, inter alia, the particular attributes of each mineral deposit (including the quantity and quality of the ores, and the proximity to, or cost to develop, infrastructure for extraction); the cost of finance; mineral prices; and the competitive nature of the industry.
o The economic feasibility of any individual project is based upon estimates of, inter alia, mineral reserves, recovery rates, production rates, capital and operating costs, and future mineral prices. Such estimates are based largely upon the interpretation of geological data and feasibility studies. It is possible that actual operating costs and economic returns may differ materially from those contained in feasibility studies.
o The joint venture agreement on the Company's Angolan project is subject to the ratification and approval of the Angolan Council of Ministers.
o The agreement with Gecamines does not give the Company any interest in the Kipushi Project. The Company will only acquire an interest in the Kipushi Project if satisfactory agreements can be negotiated with Gecamines and the GDRC.
o The Company's mineral operations are located in emerging nations, and, consequently, may be subject to a higher level of risk than operations in developed countries. Operations, the status of mineral property rights, and the recoverability of investments would be affected by changing economic, regulatory and political situations in Angola and the DRC.

Financing Risk Factors

Substantial expenditures are required to establish reserves, to develop processes to extract the resources, and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. In the absence of cash flow from operations, the Company relies on capital markets and joint venture and option agreements to fund its exploration and evaluation and development activities. There can be no assurance that adequate funding will be available for these purposes, when required.

The effects of all of these factors cannot be accurately predicted, but any combination of them may result in the Company not receiving an adequate return on invested capital.

Outlook

The Company's focus is on the evaluation of its Mineral Property Projects in the DRC and Angola. Subject to satisfactory exploration and feasibility results, and the availability of the required financing on acceptable terms, the Company intends to develop its Mineral Property Projects.

Specifically, the Company intends to:

o complete a Definitive Feasibility Study (including, inter alia, an Environmental and Social Impact Assessment, and an Environmental Management
     Plan) on the Kolwezi Project, and progress negotiations with project financiers, product off-takers and risk insurers, with the aim of being in a position, in the first half of financial year 2006, to decide whether or not to proceed with construction;

o negotiate, in association with Kumba, the necessary modifications to the framework agreement with Gecamines, and secure tenure with regard to the Kipushi Project;
o through its joint venture with Kumba, conduct a feasibility study on a phased project for the Kipushi Project;
o if Endiama remedies its repudiation of the agreements with IDAS, incorporate Luminas to commence evaluation of the Camutue exploitation licence area and exploration of the Cuango River floodplain prospecting licence area at the earliest opportunity; failing which, seek legal redress for such repudiation;
o continue to evaluate new mineral property acquisition opportunities as they arise; and
o finance these activities through a combination of existing resources, debt or additional equity financings of the Company, and/or project debt or equity financings.

Actual results in the future may differ materially from our present assessment of the Company's position because future events and circumstances may not occur as expected.

Selected quarterly information


                                        2004                                                     2003


                 Q1          Q2          Q3        Q4        Total          Q1         Q2         Q3         Q4           Total





Administration   $867,828   $2,321,152   $973,368   $933,003   $5,095,351   $477,976   $546,375   $386,137   $2,321,980   $3,732,468
  costs

Interest income  $ 51,962   $  111,048   $ 99,765   $101,794   $  364,569   $  1,980   $  1,864   $  3,007   $   13,821   $   20,672

Gain on sale of
  property plant
  and equipment  $      -   $        -   $      -   $      -   $        -   $      -   $    375   $      -   $        -   $      375

Other income     $      -   $        -   $      -   $      -   $        -   $      -   $  5,000   $      -   $        -   $    5,000

Mineral property
  evaluation
  costs          $    731   $        -   $     38   $    137   $      906   $ 12,305   $      -   $    895   $   (9,179)  $    4,021

Foreign exchange
  loss (gain)   $(102,716)  $  255,687  $(272,468) $(402,018)  $ (521,515)  $(16,333)  $  7,482   $ 23,687   $ (186,699)  $(171,863)

Loss for period  $713,881   $2,465,791   $601,173  $ 429,328   $4,210,173   $471,968   $546,618   $407,712   $2,112,281   $3,538,579

Basic and diluted
  loss per
  share          $   0.01   $     0.04   $   0.01  $    0.01   $     0.06   $   0.01   $   0.02   $   0.01   $     0.05   $     0.10


The main factors that cause variations in quarterly results relate to the timing of the granting of options, and the incurring of mineral property evaluation costs. The Company made relatively large grants of options in the second quarter of fiscal 2004, and, in the fourth quarter of 2003, modified its stock option plan to permit future "cashless" exercises. As a result, the Company recorded relatively higher administration costs and losses in these quarters. In addition, foreign exchange fluctuations in the value of the US dollar against the Canadian dollar and the pound sterling can cause fluctuations in quarterly results. These factors affected the fourth quarter results of the financial years 2004 and 2003.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     ADASTRA MINERALS INC.
                                                     ---------------------------
                                                     (Registrant)


Date   February 1, 2005
       ----------------

                                            By:
                                                     /s/ Paul C. MacNeill
                                                     ---------------------------
                                                     Paul C. MacNeill
                                                     Director